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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 06 2015

Washington DC
204

SEC FILE NUMBER
8- 53274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCATOR ASSOCIATES, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 199 BAY STREET, SUITE 2901 COMMERCE COURT WEST PO BOX 322

	FIRM I.D. NO.

(No. and Street)

TORONTO	ONTARIO (CANADA)	M5L 1G1
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 MANNI BUTTAR   416-640-7437

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 TARVARAN, ASKELSON & COMPANY

(Name – if individual, state last, first, middle name)

32565 B GOLDEN LANTERN, SUITE 509	DANA POINT	CA	92629
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☒ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __MANNI BUTTAR_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MERCATOR ASSOCIATES, LLC_____ , as of __DECEMBER 31_____ , 20 _14____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                                     Signature

                                           MANAGING DIRECTOR
                                           _____
                                                      Title

        Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Mercator Associates, LLC
(SEC I.D. No. 8 - 53274)

Statement of Financial Condition
(Expressed in U.S. Dollars)

As at December 31, 2014

(With Report of Independent
Registered'Public Accounting Firm
Thereon)
Filed pursuant to Rule 17a(5)(e)(3)
under the Securities Exchange Act of
1934 as a **PUBLIC DOCUMENT**



TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Mercator Associates LLC

We have audited the accompanying statements of Mercator Associates LLC (a Delaware limited liability company) which comprises the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Mercator Associates LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of as of , and the results of its operations and its cash flows for the then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of Mercator Associates LLC's financial statements. The supplemental information is the responsibility of Mercator Associates LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Dana Point, California
March 3, 2015

Mercator Associates, LLC

Statement of Financial Condition
(Expressed in U.S. Dollars)

As of December 31, 2014

Assets		
Cash	$	239,859
Receivable from clearing broker *(Note 3 and 4)*		202,768
	$	442,627

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued liabilities		127,564
		127,564
Members' Equity		315,063
	$	442,627

Guarantee *(Note 4)*
Contingencies *(Note 7)*

See accompanying notes to financial statements

Mercator Associates, LLC

Notes to Financial Statements

Year Ended December 31, 2014

1. Organization and Description of Business

Mercator Associates, LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware. Under the Articles of Organization, the Company shall automatically terminate on January 1, 2052. Members may elect to terminate the Company sooner or continue the Company upon termination as provided in the Articles. Net profit and losses shall be allocated to members in proportion to their membership interest.

The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), NYSE Arca, and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary sources of revenue are commission fees from securities trade executions for institutional clients and principal trading of securities. The Company clears substantially all of its transactions through a security clearing broker, Cor Clearing LLC, ("Cor") on a fully disclosed basis. Accordingly, the Company does not hold customer securities or perform custodial functions related to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i).

The Company maintains offices in Toronto, Canada.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company maintains its financial records in United States dollars. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

(a) Securities Transactions and Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Commission and principal trading revenues and related direct rebates and trade execution charges are recorded on a trade-date basis. Securities owned and sold, not yet purchased, are recorded at fair value. Realized and unrealized gains and losses are included in income in the year in which changes occur.

Interest revenue is recorded on the accrual basis of accounting as earned.

Mercator Associates, LLC

Notes to Financial Statements

Year Ended December 31, 2014

2. Summary of Significant Accounting Policies (Continued)

(b) **Fair Values of Financial Assets and Liabilities:**

SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement.

(ii) Level 2:

Valuations based on one or more quoted prices for similar instruments in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement. U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

(c) **Income Taxes**

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

Mercator Associates, LLC

Notes to Financial Statements

Year Ended December 31, 2014

2. Summary of Significant Accounting Policies (Continued)

(d) Translation of Foreign Currency

Monetary assets and liabilities related to foreign currency transactions are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the transaction dates. Realized and unrealized gains or losses resulting from foreign currency translation and transactions are included in operations for the period to which they relate.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. Concentrations of Credit Risk

The Company maintains cash balances and deposits with financial institutions and its clearing broker. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material losses from these instruments.

Substantially all of the clearing, custodial and depository operations of the Company are performed by Cor as clearing broker pursuant to an operating agreement. The clearing broker reviews, as considered necessary, the credit standing of the counter-parties with which the Company conducts business. Credit risk on financial instruments is the amount of financial loss occurring as a result of default of a counter-party on its obligation to the Company. Credit risk is managed by dealing only with counter parties the Company believes to be creditworthy, by obtaining sufficient and satisfactory collateral and by daily monitoring of credit exposure and collateral.

The Company's exposure to credit risk associated with the non-performance by counter-parties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

As of December 31, 2014, the Company's most significant counter party concentrations are with Cor, its clearing broker.

4. Clearing Agreement

Pursuant to an agreement between the Company and Cor, substantially all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Cor. The Company is exempt from provisions of SEC Rule 15c3-3 and is not responsible for compliance with Section 40 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Cor. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company has provided a guarantee to its clearing broker. Under the clearing agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management considers the potential to be remote for the Company to be required to make payments under this indemnity. Accordingly, no related contingent liability is carried on the statement of financial position.

Receivable from clearing broker of $202,769 includes a cash deposit of $187,769.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6.67% of aggregate indebtedness. At December 31, 2014, the Company had net capital of approximately $314,331 which is $64,331 in excess of the required minimum net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was 0.41 to 1.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

6. Income Taxes

For US income tax purposes, income taxes are the liability of the individual members. Accordingly, no provision for US federal taxes is reflected in the statement of operations. State and city income taxes are provided at the reduced rate applicable to limited liability companies.

For Canadian income tax purposes, the Company files a stand alone tax return. The Company is taxed as a general corporation in Canada with income taxes provided at the statutory combined federal and provincial tax rate of approximately 28.25% based upon income allocable to Canada.

FASB ASC 740, *Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement.

7. Contingency

The Company does not have any contingencies as at December 31, 2014.

8. Financial Instruments

Fair Value of Financial Instruments
All of the Company's financial assets and liabilities (other than securities owned and securities sold, not yet purchased, which are recorded at level 1 fair values (Note 4)) are carried at cost which approximates fair value as they are payable on demand or due to their short-term nature or imminent maturity.

Market Risk
The equity financial instruments traded by the Company, at fair value, in the statement of financial condition, involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial instrument caused by unfavourable changes in interest rates, currency exchange rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through as variety of control procedures, including daily review of trading positions.

Currency Risk
The Company realized approximately 25% of its expenses in Canadian dollars. Consequently, it is exposed to foreign exchange fluctuations. As at December 31, 2014, the Company had Canadian dollars equivalent to $10,505 US dollars converted using December 31, 2014 exchange rates.

The Company pays income taxes in Canadian dollars. Consequently, tax liabilities are exposed to foreign exchange fluctuations.

9. Subsequent Events

Management has evaluated subsequent events through February 25, 2015, the date on which the financial statements were issued.